IBERIABANK Corporation
Acquisition of
Alliance Bank of Baton Rouge

November 17, 2003

Filed by: IBERIABANK Corporation
This communication is filed pursuant to Rule 425
under the Securities Act of 1933, as amended.
Subject Company: IBERIABANK Corporation
Commission File No: 0-25756

Forward Looking Statements
Safe Harbor and 425 Language

                                 Statements contained in this presentation which are not historical facts and which pertain to future operating results of IBERIABANK Corporation and its subsidiaries constitute
“forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties.  Actual results may differ materially from the results discussed in these forward-looking statements.
Factors that might cause such a difference include, but are not limited to, those discussed in the
Company’s periodic filings with the SEC.

                                 In connection with the proposed merger, IBERIABANK Corporation will file a
Registration Statement on Form S-4 that will contain a proxy statement/prospectus.  INVESTORS
AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES
AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about IBERIABANK Corporation and Alliance Bank of Baton
Rouge, without charge, at the SEC's web site at HTTP://www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations-
5 th Floor, IBERIABANK Corporation, 200 West Congress Street, Lafayette, LA, 70501, Phone:
(337) 521-4788, Fax: (337) 521-4546.

                                 This communication is not an offer to purchase shares of Alliance Bank of Baton
Rouge common stock, nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in any proposed merger with Alliance Bank of Baton Rouge.  Any issuance of IBERIABANK Corporation common stock in any proposed merger with Alliance Bank of Baton Rouge would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.

Baton Rouge
Market

Trade Area Of Over 700,000

Record Retail Sales In 2003 (YTD)

Record Home Sales In 2003 (YTD)

Stability of LSU and State Capital

EBR Parish Unemployment Rate = 5.4% (11th )

Favorable Business And Income Demographics

Entrepreneur.com: 11th Top Mid-sized Entrepreneur City

Forbes Magazine: 25th Lowest Cost of Doing Business

BATON ROUGE

Baton Rouge Market
Recent Statistics

Baton Rouge Market
Deposit Market Share

Source: FDIC

Financial Institution

Deposits

($ million)

Dep. Mkt.

Share (%)

# Offices

$mm Deposits

Per Office

1

Bank One

$ 2,429 mil

36.0%

36

$67.5 mil

2

Hibernia

1,764

26.2

19

92.8

3

Hancock Bank

635

9.4

18

35.3

4

Union Planters

619

9.2

16

38.7

5

Whitney Bank

278

4.1

10

27.8

6

Regions Bank

240

3.6

8

29.9

7

Business Bank

119

1.8

1

119.4

8

Bank of Zachary

95

1.4

3

31.7

9

Fidelity Bank & Trust

89

1.3

2

44.7

10

Amsouth Bank

79

1.2

4

19.7

11

First Nat Bankers Bk.

78

1.1

1

77.7

12

IBKC/Alliance Bank

68

1.0

1

67.6

All Other Companies

244

3.6

19

12.9

Total EBR Parish

$6,738 mil

100.0%

138

$48.8 mil

Source: FDIC Deposits on June 30, 2003, adjusted for announced mergers.

Baton Rouge Market
Banking Landscape

Source: FDIC Data; IBKC Analysis

Louisiana Market

(MSA Definition)

Deposits

($ billion)

IBKC Mkt.

Share (%)

# Large

Banks**

% Large Bank

Deposits**

Baton Rouge

$7.9 bill

0.9%*

7

88.4%

Shreveport

-

-Bossier

3.9

0.0%

5

81.3

New Orleans

18.3

1.4%

7

73.6

Houma

-

-Thibodaux

2.3

-

5

71.5

St. Ta

mmany

2.2

-

7

68.3

Alexandria

1.4

-

4

64.5

Lake Charles

1.8

-

3

60.7

Monroe

1.8

8.8%

5

59.8

Lafayette

4.6

15.0%

5

30.7

* IBKC figures for Baton Rouge include Alliance Bank.

** “Large banks” are defined as FDIC

-

insured banks with headquarters outside

of Louisiana and/or deposits in excess of $5 billion.  Source: Deposits on June

30, 2003, adjusted for announced acquisitions; FDIC.

Monroe

Ruston

Shreveport

Baton
Rouge

Lake Charles

Alexandria

Northshore

New Orleans

Focus On
Markets With
Greater
Population
Density, And
Income And
Population
Growth

Convenience-
Based
Distribution
Strategy

Metro Market
Credit
Underwriting
And Fee
Structures

Houma/Thibodaux

Lafayette

Baton Rouge Market
Strategic Target Markets

Alliance Bank of Baton Rouge
Background

Alliance Background
History

Founded In 1999; Primarily People From Bank
One/First Commerce

One Office – 3700 Essen Lane Near I-12 (Temporary)

Focus On High Net Worth/Private Banking And
Commercial Clients

High Level Of Service And Technology

Assets Of $76 Million

Limited Growth Potential In Current Form:

High-End Client Limitations (Loan Size, Liquidity)

We Can Add Bench Strength Depth

Alliance Background
Location

Excellent
Location With
Easy Client
Ingress And
Egress Via I-
10 And I-12

Exceptional
Demographics

Begin
Construction
Of New
Facility

Courier
Service To
Top Clients

Shading Indicates Family Income Tracts

Alliance Background
Board Of Directors

Source: Company Reports

John W. Barton, Jr., 54, partner at the law firm of Breazeale, Sachase & Wilson in Baton Rouge (since July 1988).

Teri G. Fontenot, 49, President and Chief Executive Officer of Woman’s Hospital since April 1996.

Bobby McCall, 54, Senior Lending Officer and Secretary to the Board.  Prior served as Senior Vice President of Private Banking with Bank One.

C. Brent McCoy, 51, President and Chief Executive Officer of the Bank since its inception.  Prior to joining the Bank, served for over ten years as
Chairman and Chief Executive Officer of Premier Mortgage, Louisiana National Bank, before it was merged with and into Banc One in September 1996.
Served with Banc One as the National Managing Director of Private Banking from September 1996 until June 1998.

Markham R. McKnight, 48, member and President of WMS, LLC, doing business as Wright & Percy Insurance, in Baton Rouge, where he has been employed since 1982.

Hermann Moyse, III, 54, private investments.  Prior served as the Chief Executive Officer of HealthNet One, an occupational medicine network serving the greater Baton Rouge area, from 1999 through 2003.  From 1998 until 1999, served as Executive Vice President of Banc One Louisiana.  From 1978 until
1998, employed in various capacities by City National Bank of Baton Rouge (a subsidiary of First Commerce Corporation), and served as its Chairman of the
Board from 1994 until 1998.

Eugene H. Owen, 73, President of Louisiana Water Company and Baton Rouge Water Company, employed since 1983 and 1987, respectively.  Also served since 1988 as Chairman and Chief Executive Officer of Owen and White, Inc., an engineering consulting firm in Baton Rouge.

Stanley E. Peters, 49, self-employed physician in Baton Rouge, where he has practiced medicine since 1983.

Kevin P. Reilly, Jr., 48, Chief Executive Officer of Lamar Advertising, in Baton Rouge, where he has been employed since 1979.

Thomas H. Turner, 46, President of Turner Services (temporary placement firm); President of Turner Industrial Technical Company (non-
destructive testing firm); President of Turner Industrial Services, Inc. (industrial and environmental services); President of Specialty Welding Services
(critical welding company) and President of Turner Industries Holding Company (industrial construction and maintenance).

D. Randolph Waesche, 53, President of Resource Management, Inc. in Metairie, since 1977.  Also served on numerous boards including the Institute of Certified Financial Planners, Mary Bird Perkins Cancer Center and Lake Ponchartrain Basin Foundation.

Alliance Background
Summary Balance Sheet

Source: Company Call Reports

($000; Period-End Figures)

1999

2000

2001

2002

3/31/03

6/30/03

9/30/03

Cash & Equivalents

759

$

3,316

$

2,240

$

2,016

$

$       4,350

$      3,719

3,607

$

Securities & FFS, FHLB

12,362

17,789

16,160

10,685

16,138

20,794

19,481

Loans Held For Resale

-

-

-

3,214

1,269

1,388

439

Loans

12,822

25,503

44,335

50,677

45,067

49,733

49,981

Loan Loss Reserve

(146)

(284)

(382)

(537)

(551)

(566)

(555)

Net Loans

12,676

25,219

43,953

50,140

44,516

49,167

49,426

Fixed Assets

1,267

1,111

1,012

631

636

613

605

OREO

-

-

-

-

-

-

-

Intangibles

-

-

-

-

-

-

-

Other Assets

540

853

858

855

883

1,833

2,474

Total Assets

27,604

$

48,288

$

64,223

$

67,541

$

67,792

$

77,514

$

76,032

$

Noninterest Bearing Deps

2,912

$

8,221

$

10,041

$

10,643

$

13,355

$

16,939

$

16,095

$

Interest Bearing Deposits

16,190

31,535

45,583

43,850

44,244

50,700

48,020

Total Deposits

19,102

39,756

55,624

54,493

57,599

67,639

64,115

Borrowings

-

-

-

4,000

1,000

-

-

Other Liabilities

65

292

259

306

343

826

2,802

Total Equity

8,437

8,240

8,340

8,742

8,850

9,049

9,115

Total Liabilities & Equity

27,604

$

48,288

$

64,223

$

67,541

$

67,792

$

77,514

$

76,032

$

Alliance Background
Summary Income Statement

Source: Company Call Reports

($000; Except Per

Share Figures)

1999

2000

2001

2002

1Q03

2Q03

3Q03

Net Interest Income

273

$

1,288

$

1,882

$

2,444

$

613

$

612

$

634

$

Provision

146

138

98

143

16

15

27

NII After Provision

127

1,150

1,784

2,301

597

597

607

Service Charges

3

100

97

127

35

39

43

Other Fee Income

4

30

91

195

101

70

96

Recurring Nonint Income

7

130

188

322

136

109

139

Gains/(Losses) - Securities

-

-

2

-

-

-

-

Compensation Expense

377

922

1,083

1,233

340

319

333

Occupancy Expense

87

211

216

228

53

52

60

Other Expenses

491

492

482

592

170

158

167

Noninterest Expense

955

1,625

1,781

2,053

563

529

560

Income Before Taxes

(821)

(345)

193

570

170

177

186

Income Taxes

(264)

(108)

64

180

58

59

56

Net Income

(557)

$

(237)

$

129

$

390

$

112

$

118

$

130

$

Shares Outstanding

901

901

901

901

901

901

901

Earnings Per Share

(0.62)

$

(0.26)

$

0.14

$

0.43

$

0.12

$

0.13

$

0.14

$

Alliance Background
Summary Ratios

Source: Company Call Reports

1999

2000

2001

2002

1Q03

2Q03

3Q03

Book Value Per Share

9.36

$

9.14

$

9.25

$

9.70

$

9.82

$

10.04

$

10.11

$

Dividends Per Share

-

$

-

$

-

$

-

$

-

$

-

$

-

$

Dividend Payout Ratio

0.0%

0.0%

0.0%

0.0%

0.0%

0.0%

0.0%

Tier 1 Leverage Ratio

39.91%

18.25%

13.63%

12.90%

13.24%

12.92%

12.15%

Tier 1 Risk Based Ratio

48.96%

27.58%

16.80%

14.80%

16.39%

14.18%

14.24%

Risk-Based Capital Ratio

49.84%

28.57%

17.59%

15.72%

17.43%

15.09%

15.13%

ROA

n.m.

-0.65%

0.24%

0.61%

0.68%

0.69%

0.67%

ROE

n.m.

-2.85%

1.56%

4.55%

5.09%

5.27%

5.41%

Net Interest Margin

n.m.

3.87%

3.74%

4.06%

3.92%

3.78%

3.66%

Efficiency Ratio

341.1%

114.5%

86.0%

74.2%

75.2%

73.4%

72.4%

Effective Tax Rate

32.2%

31.3%

33.2%

31.6%

34.1%

33.3%

30.1%

NPA's/Assets

0.00%

0.00%

0.00%

0.00%

0.00%

0.00%

0.00%

NPL's/Loans

0.00%

0.00%

0.00%

0.00%

0.00%

0.00%

0.00%

LLR/Loans

1.14%

1.11%

0.86%

1.00%

1.19%

1.11%

1.11%

LLR/NPA's

n.m.

n.m.

n.m.

n.m.

n.m.

n.m.

n.m.

Net Charge-Offs/Avg Loans

0.00%

0.00%

0.00%

0.00%

0.02%

0.00%

0.00%

Merger Transaction
Alliance Bank of Baton Rouge

Merger Assumptions
Other Assumptions

Complete Merger 1st Quarter Of 2004

Repurchase Shares Or Leverage Excess Capital

Alliance Base 2004 Earnings Of $550,000

Assuming Full Conversion Of Options And Warrants

Cost Of Cash For Repurchase = 6.00% (Conservative)

CDI Amortization-Accelerated Over 7 Years

Revenue & Expense Benefits = 34% of Expense Base

Revenues - Larger Credits, Strategic Hires, etc.

Expense Savings - Equipment, Contracts, etc.

Merger Proposal
Deal Terms

0.3 Shares Of IBKC Stock For Each Alliance Share

$16.18 Value Per Alliance Share ($53.94 IBKC Price)

100% Stock With No Pricing Collars

Customary Walk-Away Provisions (9-Month, Mutual, MAC, etc.)

Insiders Sign Support Agreements; Board Retained For 3 Years

Contract For Brent McCoy (2-Years); Named CEO of BR Market

Break-Up Fee Of $700,000, Only If Other Merger Within 2 Years

All Options Vest if Exercised By Closing

No Change In Employee Compensation; Terminate 401(k) Plan

Current Indemnification Plus Purchase 3-Year D&O Tail Policy

Merger Proposal
Financial Implications

Breakeven in 2004 To EPS; Slightly Accretive Thereafter

Drivers: Business Development And IBKC Base Earnings

5% Dilutive To Tangible Book Value Per Share; -27 Bps. On ROE

Internal Rate Of Return In Mid-Teens

Purchase Price Multiples (Assuming Fully Conversion Of Options
And Warrants):

Market-To-Book (And Tangible) = 160%

Price-To-12-Month Earnings = 33.3x

Core Deposit Premium = 10.9%

Premium Over Market = 62% Over IPO Price Of $10.00

Merger Proposal
Price Ratio Comparables

Market-To-Book (And Tangible) = 160%

Price-To-12-Month Earnings = 33.3x

Merger Proposal
Strategic Implications

Baton Rouge Market Fits Our Business Model Well:

Many Large Clumsy Banks (88.4%--Highest In The State)

Suited For Commercial/Private Banking, Not Retail Expansion

Favorable Deposit Rate Structure And Demographics

Very Few Acquisition Candidates In Baton Rouge

Similar Cultures (High End Focus), Yet Adds Diversity

Exceptional Asset Quality; Interest Rate Risk—Asset Sensitive

Bridges The Gap Between Acadiana And New Orleans

Excellent Advisory Board

Total Value Of $16.9 Million; Less Than 2% Company Ownership

Logical Progression In Our Strategic Expansion Plans